Exhibit 21.1

First Consulting Group, Inc.

Active Subsidiaries

as of March 1, 2002

Name		Incorporation	Other Name(s)
1.	FCG Management Holdings, Inc.	Delaware
2.	FCG Management Services, LLC	Delaware
3.	FCG CSI, Inc.	Delaware	First Consulting Group; formerly ISCG, Inc. and Integrated Systems Consulting Group
4.	FCG Investment Company, Inc.	Delaware
5.	FCG Ventures, Inc.	Delaware
6.	Doghouse Enterprises, Inc.	Delaware
7.	First Consulting Group GmbH	Germany
8.	First Consulting (Ireland) Limited	Ireland
9.	First Consulting Group, B.V.	Netherlands
10.	First Consulting Group (UK) Limited	United Kingdom	Formerly Greenhalgh Company Limited
11.	First Consulting Group Company	Canada